[redacted]

SECURITIES AND EXCHANGE COMMISSION

09055088

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Millegan, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 615
(No. and Street)

Gleneden Beach	Oregon	97388
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Millegan (503) 295-5233
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

SEC Mail Processing
Section
JAN 13 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Millegan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. W. Millegan, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JANET M SLACK
NOTARY PUBLIC - OREGON
COMMISSION NO. 425439
MY COMMISSION EXPIRES FEBRUARY 12, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Exemption from Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
J.W. Millegan, Inc.
Gleneden Beach, Oregon

We have audited the accompanying statement of financial condition of J.W. Millegan, Inc. as of December 31, 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Millegan, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

January 20, 2009

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

An independent member of DFK International

J.W. MILLEGAN, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS		
Cash	$	11,093
Commissions receivable		13,662
Deposit with clearing broker		25,908
Prepaids		6,472
Total assets	$	57,135
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accrued expenses		16,477
Payable to clearing broker		14,811
Total liabilities		31,288
Shareholder's equity		
Common stock, no par; stated value $50 per share, 1,000 shares authorized, 100 shares issued and outstanding		5,000
Additional paid-in capital		259,962
Deficit	(	239,115)
Total shareholder's equity		25,847
	$	57,135

J.W. MILLEGAN, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

Revenues	
Securities commissions	$ 1,701,122
Interest income	674
	1,701,796
Expenses	
Payroll and related expenses	261,025
Employee benefits	32,337
Commissions	208,761
Regulatory fees	6,104
Communications	63,185
Dues and subscriptions	1,481
Insurance	1,574
Miscellaneous	2,700
Postage	5,103
Professional fees	34,731
Promotion	2,296
Rent	175,657
Supplies and printing	17,795
Taxes and licenses	891
Telephone	20,752
Training and seminars	180
Travel and entertainment	3,005
	837,577
Net income	$ 864,219

J.W. Millegan, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2008

	Common stock	Additional paid-in capital	Deficit	Total
Balances at beginning of year	$ 5,000	$ 259,962	($ 264,306)	$ 656
Net income			864,219	864,219
Shareholder distributions			(839,028)	(839,028)
Balances at end of year	$ 5,000	$ 259,962	($ 239,115)	$ 25,847

J.W. MILLEGAN, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net income	$ 864,219
Net changes in operating assets and liabilities	
Commissions receivable	(3,737)
Deposit with clearing broker	(908)
Prepaids	6,943
Accrued expenses	(30,706)
Payable to clearing broker	3,086
Net cash provided by operating activities	838,897
Cash flows from financing activities	
Shareholder distributions	(839,028)
Net decrease in cash	(131)
Cash at beginning of year	11,224
Cash at end of year	$ 11,093

1. Line of business and significant accounting policies

Line of business
The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") and operates as a fully disclosed securities broker dealer with customers throughout the United States. Operations consist primarily of executing the purchases and sales of securities for the accounts of customers and performing securities related consulting activities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions
Security transactions and related commission revenue and expense are recorded on a trade date basis.

Concentrations of credit risk
The Company has cash in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Receivables
The Company's receivables consist of commissions due on closed sales from its clearing broker which are due monthly. The Company has not incurred any material credit related losses on commissions receivable, and management has determined no allowance for uncollectible accounts is considered necessary.

Income taxes
The Company, with the consent of its shareholder, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholder of an "S" Corporation is taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

2. Net capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital and required minimum net capital of $19,375 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of 1.6 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Lease commitments

The Company leases office space under an operating lease which expires in May 2011. The Company is responsible for a pro-rata portion of operating costs for the facility including property taxes, insurance and maintenance. Rent expense under this lease was approximately $51,400 for the year ended December 31, 2008. Future minimum lease payments for the office lease are approximately as follows:

Year ending December 31,		
2009	$	74,900
2010		74,900
2011		31,200
	$	181,000

4. Related party

The Company leases equipment and artwork under an operating lease on a month-to-month basis from Maolagain, L.L.C. The related rental expense for the year ended December 31, 2008 was approximately $125,000.

The Company has determined Maolagain, L.L.C. (the "LLC") is a variable interest entity ("VIE"). The Company's shareholder is also the majority member of the LLC which was formed in 1998. The VIE engages primarily in leasing equipment and artwork to the Company. The total unaudited assets and revenues of the LLC were approximately $429,000 and $125,000 at December 31, 2008. The Company believes it is not the primary beneficiary of the LLC; accordingly, the Company is not required to consolidate the VIE.

YEAR ENDED DECEMBER 31, 2008

Net capital		
Total shareholder's equity	$	25,847
Less nonallowable assets		
Prepaids		6,472
Net capital	$	19,375
Aggregate indebtedness		
Accrued expenses	$	31,288
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	14,375
Excess net capital at 1,000%	$	16,246
Ratio of aggregate indebtedness to net capital		1.61 to 1

Reconciliation with Company's computation

There were no material differences between these computations and the computations included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2008.

YEAR ENDED DECEMBER 31, 2008

Exemptive provisions

The Company is exempt from Rule 15c3-3 in that the Company does not receive or hold any customer securities or cash.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
J.W. Millegan, Inc.
Gleneden Beach, Oregon

In planning and performing our audit of the financial statements of J.W. Millegan, Inc. for the year ended December 31, 2008, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13 or (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
J.W. Millegan, Inc.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008 and this report does not affect the report thereon dated January 20, 2009.

> A net capital deficiency on August 31, 2008 indicates inadequate controls over the practice and procedures in making periodic computations of net capital under Section 240.17a-3(a)(ll) resulting in a net capital deficiency.
>
> Reliance on independent auditors to draft financial statements and disclosures indicate a lack of sufficient expertise in selecting and applying accounting principles generally accepted in the United States of America in recording financial transactions and preparing financial statements, including disclosures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, with the exception of material weaknesses noted above, at December 31, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of J.W. Millegan, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

January 20, 2009

END